SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

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                                 SCHEDULE 13D
                                (Rule 13d-101)
                               (AMENDMENT NO. 2)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13-d-(1)(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                  SCANIA AB
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                               (Name of Issuer)

                                CLASS A SHARES
                                CLASS B SHARES
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                        (Title of Class of Securities)

                          CLASS A SHARES - XL 74244
                          CLASS B SHARES - XL 74245
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                                (CUSIP Number)

                             Paul Kumleben, Esq.
                            Davis Polk & Wardwell
                             1 Frederick's Place
                               London, EC2R 8AB
                                   England
                             011-44-171-418-1360
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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                August 6, 1999
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           (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(3), 13d-1(f) or 13d-1(g), check the following box |_|.

CUSIP NO.   XL 74244                 13D                      Page 2 of 8 Pages
            XL 74245


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1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         INVESTOR AB
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER                          (a) |_|
         OF A GROUP*                                                    (b) |X|

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3.       SEC USE ONLY


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4.       SOURCE OF FUNDS*

         WC
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                  |_|
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         KINGDOM OF SWEDEN
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                     7.  SOLE VOTING POWER         Class A Shares: 54,061,380
                                                   Class B Shares: 1,508,693
     NUMBER OF      -----------------------------------------------------------
       SHARES        8.  SHARED VOTING POWER       Class A Shares: 0
    BENEFICIALLY                                   Class B Shares: 0
      OWNED BY      -----------------------------------------------------------
        EACH         9.  SOLE DISPOSITIVE POWER    Class A Shares: 54,061,380
     REPORTING                                     Class B Shares:  1,508,693
    PERSON WITH     -----------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER  Class A Shares: 0
                                                   Class B Shares: 0
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         Class A Shares: 54,061,380
         Class B Shares:  1,508,693
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES             |_|
         CERTAIN SHARES*

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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT ROW (11)
         Class A Shares:      54.0%;
         Class B Shares:       1.5%;
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14.      TYPE OF REPORTING PERSON*
         CO
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



     Investor Aktiebolaget, a limited liability company incorporated under the laws of Sweden ("Investor") hereby amends and supplements its Report on
Schedule 13D, originally filed on May 12, 1999 and amended by Amendment No.1 thereto filed on August 11, 1999 (the "Schedule 13D") with respect to the purchase of shares of Class A and Class B Common Stock, SEK 10 nominal value per share (the "Common Shares"), of Scania Aktiebolaget, a limited liability company incorporated in Sweden (the "Issuer"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

     This Amendment No. 2 to the Schedule 13D is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by Investor. It shall refer only to the information that has materially changed since the filing of the Schedule 13D.

   Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     For further details of the Agreement described under Item 4 of the
Schedule 13D, see the text of the Agreement filed under Item 7 hereof and which is incorporated herein by reference.

   Item 7.  Material to be Filed as Exhibits

     1. Agreement dated August 6, 1999 between Investor AB and AB Volvo.

     2. Translation of the Agreement into English.



                                   SIGNATURE



     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 13, 1999

                                                 INVESTOR AB

                                                 By:  /s/ Adine Grate Axen
                                                     -------------------------
                                                     Name:  Adine Grate Axen
                                                     Title: Managing Director


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                                 EXHIBIT INDEX




Exhibit No.   Description
-----------   -----------

    1.        Agreement dated August 6, 1999 between Investor AB and AB Volvo 2
    2.        Translation of the Agreement into English